[dELiA*s, Inc. Letterhead]

July 6, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. John Fieldsend

VIA EDGAR AND

FACSIMILE TRANSMISSION

(202) 772-9204

Re:	dELiA*s, Inc. Registration Statement on Form S-1, File No. 333-134184

Dear Mr. Fieldsend:

dELiA*s, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement may be declared effective at 4:00 p.m. Eastern Standard Time, July 7, 2006, or as soon thereafter as possible.

The Company acknowledges that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Timothy J. Kuester of Katten Muchin Rosenman LLP at (202) 625-3574, fax number (202) 339-8259, if you have any questions regarding this request and with the confirmation of your acceptance of this request.

Very truly yours,

dELiA*s, Inc.

/S/ EDWARD TAFFET
Name:	Edward Taffet
Title:	General Counsel